September 8, 2009

BY EDGAR AND HAND DELIVERY

Ms. Sonia Barros

Ms. Stacie Gorman

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Colony Financial, Inc.

Amendment No. 2 to Registration Statement on Form S-11

Filed August 21, 2009

File No. 333-160323

Dear Ms. Barros and Ms. Gorman:

On behalf of our client, Colony Financial, Inc., a Maryland corporation (the “Company”), we have electronically transmitted under separate cover, pursuant to Regulation S-T, Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-160323) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended, which has been marked to show changes from the Company’s filing of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with the Securities and Exchange Commission (the “Commission”) on August 21, 2009.

This letter responds to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”), received by letter dated September 4, 2009 (the “Comment Letter”), with respect to Amendment No. 2, and the changes reflected in Amendment No. 3 to the Registration Statement (“Amendment No. 3”) include those made in response to the Comment Letter. We have enclosed with this letter a marked copy of Amendment No. 3, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

For your convenience, set forth in italics below are your numbered comments, with the Company’s responses immediately following. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 3. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 3.

Securities and Exchange Commission

September 8, 2009

Historical Performance of Colony Capital and its Affiliates, page 112

1.	We note that for Tables I, II and III you have included programs that have closed in the three or five years ended June 30, 2009. The information you have provided in the tables, however, does not reflect activity through June 30, 2009. Please consider updating all tables and corresponding disclosures in this section to reflect activity through June 30, 2009. Please note that Guide 5 requires disclosure for the most recent three or five years.

In response to the Staff’s comment, except as described below, the Company has revised the disclosure as requested. The Company notes that the information presented in Table II is not available for periods after December 31, 2008 and, as a result, Table II is presented as of such date, and presents the number of years required by Industry Guide 5 (“Guide 5”).

2.	In the event that the aggregated Real Estate Equity Funds closed in different years, please revise Tables I, II and III to present the programs according to their investment objectives on an aggregated basis by the year in which they closed. Refer to Guide 5.

The Company respectfully notes to the Staff that the instructions to each of Tables I, II and III of Guide 5 expressly state that “programs with investment objectives that are not similar to those of the registrant should be grouped together according to investment objective and information about those programs presented on an aggregate basis by year” [emphasis added]. On its face, Guide 5 does not require the programs to be aggregated by the year in which such programs closed. Even assuming that Guide 5 were interpreted to call for the aggregation of such programs by the year in which such programs closed, the Company believes that presentation of the information in the manner requested is not material to investors and does not enhance an investor’s understanding of such information.

3.	Please provide the disclosure required by Table VI of Guide 5 or tell us why you believe this disclosure is not required.

As disclosed in the prospectus, Colony Distressed Credit Fund, L.P. (“CDCF”) is the only fund managed by Colony Capital, LLC that has investment objectives that are similar to those of the Company. The Company believes that none of the information required by Table VI is applicable because such table relates to the acquisition of real property, and CDCF has not purchased any real property.

Real Estate Debt and Equity Programs Sponsored by Colony Capital…page 114

4.	Please disclose the method of financing in the narrative summary in accordance with Item 8.A.4 of Guide 5.

The Company respectfully notes that Item 8.A.4 of Guide 5 requires a narrative summary of acquisitions of properties by programs in the most recent three years as set forth in Table VI, including the number of properties purchased, the type, location and method of financing number of properties purchased, the type, location and method of financing. As noted above in respect to comment 3, the Company believes that none of the information required by Table VI is applicable to the Company and, therefore, that Item 8.A.4 of Guide 5 is similarly inapplicable to the Company.

Securities and Exchange Commission

September 8, 2009

Table I, page 117

5.	Please include a line item for “Reserves” as defined by Guide 5.

In response to the Staff’s comment, the Company has provided the requested disclosure in Table I on page 119 of the prospectus.

6.	Please revise to calculate and define “Percent leverage” as financing divided by total acquisition costs in accordance with Guide 5.

In response to the Staff’s comment, the Company has provided the requested disclosure in Footnote 7 to Table I on page 119 of the prospectus.

7.	Please disclose the average length of offerings aggregated in the Real Estate Equity Funds column. Refer to Guide 5.

In response to the Staff’s comment, the Company has provided the requested disclosure in Table I on page 119 of the prospectus.

8.	Please tell us why the “Months to invest 90% of amount available for investment” line item is NA. If the 90% threshold has not been reached for any of the programs, this fact should be disclosed.

In response to the Staff’s comment, the Company has provided the disclosure in Footnote 9 to Table I on page 119 of the prospectus.

Table III, page 119

9.	Please revise to include operating data for 2004 and 2005 for any programs that were in existence during those years.

In response to the Staff’s comment, the Company has provided the requested disclosure with respect to 2005 for the funds presented in Table III on page 121 of the prospectus that had operations during 2005. However, the Company respectfully notes that none of the funds presented in Table III had operations in 2004 and, thus, no information is presented for such year.

Table IV, page 120

10.	Please explain to us why you have not included the line item Deferred Gain in this Table. Please refer to Table IV of Guide 5.

In response to the Staff’s comment, the Company has provided the requested disclosure in Table IV on page 122 of the prospectus.

Securities and Exchange Commission

September 8, 2009

Executive Compensation, page 135

11.	We note you have revised your disclosure to state that your Chief Financial Officer (“CFO”) will no longer be your employee but instead will be an employee of your manager. We further note that you will reimburse your manager for the salary, bonus, withholding taxes and benefits to be paid to your CFO. Therefore, it appears that the disclosure required by Item 402 will still apply to your chief financial officer. Refer to Item 402(a)(2), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.” Please confirm that you will provide such disclosure after the first full completed fiscal year.

The Company advises the Staff that it will disclose the information requested by Item 402 of Regulation S-K related to the compensation of the Company’s Chief Financial Officer after its first full completed fiscal year.

Exhibits

12.	We note that you have entered into a secondment agreement with Colony Capital in relation to your CFO. Please file this agreement in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe this agreement is not required to be filed.

The Company respectfully refers the Staff to Exhibit 10.9 of the Exhibit Index.

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Securities and Exchange Commission

September 8, 2009

The Company respectfully believes that the proposed modifications to Amendment No. 3, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at 202-637-3675.

Very truly yours,

/s/ David P. Slotkin

David P. Slotkin, Esq.

cc:	Ronald M. Sanders, Esq.

J. Warren Gorrell, Jr., Esq.

Larry P. Medvinsky, Esq.